UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated May 10, 2016 titled “Nortel Inversora S.A. Announces Consolidated First Quarter Results For Fiscal Year 2016”

Nortel Inversora S.A. Announces Consolidated First Quarter Results For Fiscal Year 2016

BUENOS AIRES, Argentina, May 10, 2016 /PRNewswire/ -- Nortel Inversora S.A. ("Nortel") (NYSE: NTL)announces consolidated income of AR$ 934 million for the first quarter of fiscal year 2016, of which AR$ 514 million correspond to Nortel as parent company of Telecom Argentina S.A. ("Telecom").

The sole material activity of Nortel is holding 54.74% of the capital stock of Telecom, representing a holding of 55.60% of the voting and economic rights of Telecom as a result of Telecom's holding of 15,221,373 shares of treasury stock. The holding of such shares of treasury stock has been extended for up to three additional years pursuant to the resolution of the Ordinary and Extraordinary Stockholders Meeting of Telecom held on April 29, 2016.

Relevant facts

Telecom Italia - Fintech Telecom LLC Transaction

On March 7, 2016, the Ente Nacional de Comunicaciones (National Agency of Communications or "ENACOM") authorized the acquisition by Fintech Telecom LLC ("Fintech") of 51% of the common stock of Sofora Telecomunicaciones S.A. ("Sofora") pursuant to Resolution No 277/2016. As a result, the transfer of 51% of Sofora from the Telecom Italia Group to Fintech was closed on March 8, 2016.

Summary of the Resolutions approved by the Ordinary and Extraordinary General Stockholders Meeting held on April 29, 2016

The Ordinary and Extraordinary General Stockholders Meeting held on April 29, 2016 resolved, among other issues:

1.	to approve the Annual Report and Financial Statements as of December 31, 2015;
2.	to allocate the non-appropriated profit amount as of December 31, 2015, of AR$ 1,891 million, to the already existing Voluntary Reserve for the Future Distribution of Dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company's future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends;
3.	the appointment of the members of the Supervisory Committee for fiscal year 2016.

Dividends Payment

At its meeting held on April 29, 2016, pursuant to the authorization granted by the Stockholders Meeting, the Board resolved: to deduct an amount of Argentine Pesos three hundred eighty million (AR$ 380,000,000) from the "Voluntary Reserve for the Future Distribution of Dividends" and to distribute such amount as cash dividends. Dividends shall be made available to Nortel shareholders as from May 17, 2016.

(Financial Tables below)
First Quarter, Fiscal Year 2016 (in millions of Argentine Pesos)
Consolidated Income Statement	March 2016	March 2015

Total sales and other income	12,466	8,879
Operating costs	(10,475)	(7,204)
Operating income	1,991	1,675
Financial results, net	(550)	(78)
Net income before income tax expenses	1,441	1,597
Income tax	(507)	(554)
Net income	934	1,043
Other comprehensive income, net of taxes	189	---
Total comprehensive income for the period	1,123	1,043

Consolidated Balance Sheet	March 2016	December 2015

Current assets	12,682	11,569
Non-current assets	28,244	26,973
Total assets	40,926	38,542
Current liabilities	18,200	16,945
Non-current liabilities	3,950	3,944
Total liabilities	22,150	20,889
Equity attributable to Nortel	10,186	9,605
Equity attributable to non-controlling shareholders	8,590	8,048
Total equity	18,776	17,653
Total liabilities and equity	40,926	38,542

Ratios

Liquidity (a)	0.70	0.68
Indebtedness (b)	1.18	1.18

(a) Current assets to current liabilities
(b) Total liabilities to shareholders' equity

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations, +54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 10, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations